UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Robert C. Lawrence
Louis J. Bevilacqua
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
(212) 504-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 397624 20 6
1		NAMES OF REPORTING PERSONS

Patricia M. Dempsey
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 3,008,130
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,008,130
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,008,130
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14		TYPE OF REPORTING PERSON

IN

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of Class B Common Stock, without par value (the “Class B Common Stock”) of Greif, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.  Identity and Background.

This Statement is being filed by Patricia M. Dempsey (the “Reporting Person”).  The business address of Patricia M. Dempsey is 12781 NE 72nd Boulevard, Lady Lake, FL 32162, and her present principal occupation is management consultant, publisher and horse breeder.  Ms. Dempsey is a citizen of the United States of America.

The Reporting Person has not, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person has the right to acquire 2,069,362 shares of Class B Common Stock covered by this Statement (the “Trust Shares”) pursuant to an order of the Court of Common Pleas, Delaware County, Ohio Probate Division, dated April 14, 2010 (the “Court Order”) approving a settlement agreement between the Reporting Person and certain other parties, dated January 31, 2010 (the “Settlement Agreement”), relating to, among other things, two trusts established for the benefit of the Reporting Person:  the Patricia M. Dempsey Trust (the “PMD Trust”) and the Patricia M. Dempsey Generation-Skipping Trust (the “GST Trust”).

Pursuant to the terms of the Settlement Agreement and the Court Order, upon the satisfaction of certain conditions, including the expiration of a 30-day appeal period, the Reporting Person will (1) be appointed trustee of the PMD Trust and the GST Trust and (2) cause the 2,046,028 shares held by the PMD Trust to be distributed directly to the Reporting Person, and the PMD Trust will thereafter be terminated.

The PMD Trust and GST Trust were originally created by the division of the Naomi C. Dempsey Trust on December 5, 2007 and funded with distributions of 2,127,028 and 23,334 shares, respectively, of Class B Common Stock from the Naomi C. Dempsey Trust.  The Naomi C. Dempsey Trust was originally created and funded by Naomi C. Dempsey during her lifetime with a gift of 5,375,904 shares of Class B Common Stock.

The 938,768 shares held directly by the Reporting Person were acquired by way of bequest from her mother and father.

Item 4.  Purpose of Transaction.

As described in Item 3 hereof, on April 14, 2010, the Reporting Person obtained the right to acquire the Trust Shares pursuant to the Court Order approving the Settlement Agreement.  The Settlement Agreement is conditioned upon, among other events, the expiration of a 30-day appeal period.  Should the Court Order be challenged on appeal, the Reporting Person’s right to acquire the Trust Shares would be suspended until the highest court which assumes jurisdiction over any such appeal has either dismissed such appeal or affirmed the Court Order.  Additionally, if any such appeal was successful at overturning the Court Order, the Reporting Person’s right to acquire the Trust Shares may be extinguished entirely, in which case the Reporting Person would be deemed to own beneficially only the 938,768 shares of Class B Common Stock held by the Reporting Person directly.  The inclusion of the Trust Shares in this Statement shall not be deemed to be an admission by the Reporting Person that she is the beneficial owner of such shares under Section 13D of the Act or otherwise.

Except as otherwise described in this Statement, the Reporting Person has no plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The Reporting Person intends to review her investment in the Company on a continuing basis.  The Reporting Person may in the future take such actions with respect to her investment in the Company as she deems appropriate, including (i) the purchase of additional Shares in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Shares now owned or hereafter acquired by the Reporting Person, in the open market, in privately negotiated transactions or otherwise.  The Reporting Person reserves the right, at any time, to change her plans or intentions and to take or refrain from taking any and all of the above actions or any and all actions that she may deem appropriate to maximize the value of her investment in the Company in light of market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Item 5.  Interest in Securities of the Issuer.

(a)
Based upon the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on March 4, 2010, there were 22,462,266 shares of Class B Common Stock outstanding as of February 24, 2010.

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 3,008,130 shares of Class B Common Stock, or 13.4% of the Company’s outstanding Class B Common Stock (938,768 of which are held by the Reporting Person directly and

2,069,362 of which the Reporting Person has the right to acquire pursuant to the Court Order and the Settlement Agreement).

(b)	The Reporting Person has the sole power to vote and dispose of the 3,008,130 shares of Class B Common Stock covered by this Statement.

(c)
As described in Items 3 and 4 hereof, on April 14, 2010, the Reporting Person obtained the right to acquire the Trust Shares pursuant to the Court Order approving the Settlement Agreement, provided there is no successful challenge of the Court Order on appeal.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company.

Item 7.  Material to be filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Patricia M. Dempsey
Patricia M. Dempsey

Dated:  April 30, 2010